EXHIBIT 99.1
April 19, 2006
The Market Operations and Compliance Department
NYSE
Dear Sirs
Intimation pursuant to Para 204.14 of NYSE Listed Company Manual
Pursuant to Para 204.14 of NYSE Listed Company Manual, it is informed that the Board of Directors of our Company at their meeting held on April 19, 2006, have inducted Mr Bill Owens as an Additional Director of the Company with effect from July 1, 2006.
Thanking you
Yours faithfully
For Wipro Limited

V Ramachandran
Company Secretary
Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore • 560 035, India Tel: 91-80-2844-0011 Fax: 91-80-2844-0054